SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR POSITION REGARDING AER LINGUS

Ryanair's Michael O'Leary today (Monday, 5th October 2009) confirmed that there was 'no substance' to reports which appeared on FT.com claiming that Ryanair could take control to Aer Lingus through a Rights Issue.

"Our position on Aer Lingus was recently confirmed at the Ryanair AGM, which is that we are "highly unlikely" to make a third offer. Aer Lingus would now be profitable, growing and creating new jobs if the Irish Government had accepted either of Ryanair's two previous offers instead of which sadly Aer Lingus is suffering record losses and will shortly announce a huge redundancy programme as it continues to be mismanaged and controlled by its Government and trade union appointed Board", said Mr O'Leary.

Ends.                                           Monday, 5th October 2009

For reference:

Stephen McNamara - Ryanair      Pauline McAlester - Murray Consultants
Tel: +353-1-8121271                  Tel: +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 October, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary